Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60610

August 4, 2008

BY EDGAR AND FEDEX

Ms. Amanda McManus
Legal Branch Chief
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

  Re: Echo Global Logistics, Inc.
  Registration Statement on Form S-1
  Filed on April 30, 2008
  Amendment No. 1 filed on June 9, 2008
  Amendment No. 2 filed on June 27, 2008
  Amendment No. 3 filed on August 4, 2008
  File No. 333-150514

Dear Ms. McManus:

        On behalf of Echo Global Logistics, Inc. (the "Company"), enclosed for your review is Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 333-150514) (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on April 30, 2008, amended by Amendment No. 1 to the Registration Statement filed with the Commission on June 9, 2008 and amended by Amendment No. 2 to the Registration Statement filed with the Commission on June 27, 2008. An electronic version of Amendment No. 3 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 3 has been marked to reflect changes made to Amendment No. 2 to the Registration Statement.

        Set forth below is the response of the Company to the comment of the Staff contained in the Staff's letter to the Company, dated July 14, 2008, relating to the Registration Statement. For convenience of reference, the text of the comment in the Staff's letter has been reproduced in italicized type herein.

        Please note that, in addition to responding to the comment of the Staff, Amendment No. 3 reflects updated financial information as of and for the six months ended June 30, 2008.

Note 17. Related Parties, page F-29

Comment No. 1

        We note your response to our prior comment number 16 and the disclosures that have been added to Note 17. Please revise Note 17 to also disclose the amount of expense recognized during 2007 in connection with the options to acquire 200,000 shares of common stock that were granted to Holden Ventures LLC in August 2007 and the amount that will be recognized over the future vesting period of these options. Note 8 to your interim financial statements should be similarly revised.

Response:

        The Company has revised Note 17 on page F-30 and Note 8 on page F-43 to disclose the amount of expense recognized during 2007 in connection with the options to acquire 200,000 shares of common stock that were granted to Holden Ventures LLC in August 2007 and the amount that will be recognized over the future vesting period of these options.

*    *    *    *    *

        If you have any questions regarding the response in this letter or Amendment No. 3, please call me at (312) 558-5924 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,
/s/ Matthew F. Bergmann
Matthew F. Bergmann
Enclosure
cc:	Daniel Morris Jeffrey Jaramillo Linda Cvrkel Douglas R. Waggoner David B. Menzel Steven J. Gavin Jeffrey S. Wright